                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                       CHOICE HOTELS INTERNATIONAL, INC.
      ------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                 170-380-10-9
                         ----------------------------
                                (CUSIP Number)

                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 18, 1997
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement (X).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 170-380-10-9          13D                      Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Bruce Bainum
        SS #:  ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
        00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)   (  )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
 Owned by Each Reporting Person with:

     7     Sole Voting Power            94,500

     8     Shared Voting Power       5,417,802

     9     Sole Dispositive Power       94,500

     10    Shared Dispositive Power  5,417,802

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,512,302

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

      8.8%

14   Type of Reporting Person

     IN
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CUSIP No. 170-380-10-9          13D                      Page 3 of 5


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Choice Hotels International, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               10750 Columbia Pike
               Silver Spring, MD  20901
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (a)  Name:
               Bruce Bainum
          (b)  Business Address:
               8737 Colesville Road, Suite 800
               Silver Spring, MD  20910
          (c)  Present Principal Employment:
               Professor of Psychology
          (d)  Record of Convictions:
               During the last five years, Bruce Bainum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Bruce Bainum has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D. The securities were owned by a corporation in which the Reporting Person's trust acquired voting stock and now shares voting and dispositive control. The shares have been previously reported by other family members already subject to the reporting requirements of Schedule 13G or Schedule 13D.

Item 4.   Purpose of Transaction

          The securities were owned by a corporation in which the Reporting Person's trust acquired voting stock and now shares voting and dispositive control. The shares have been previously reported by other family members already subject to the reporting requirements of
          Schedule 13G or Schedule 13D.

          The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)   Amount and percentage beneficially owned:
                Reporting Person: 5,512,302 shares, including 94,500 shares owned directly by Mr. Bainum. Also includes 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum is a general partner and has shared voting authority, 3,568,869 shares owned by Realty Investment Company, Inc. ("Realty") in
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CUSIP No. 170-380-10-9          13D                      Page 4 of 5


                which Mr. Bainum's trust has voting stock and shares voting authority and 70,305 shares owned by the Commonweal Foundation, in which Mr. Bainum is a Director and has shared voting authority.

          (b)   Number of shares as to which such person has:

                (i) Sole Voting Power                94,500

                (ii) Shared Voting Power          5,417,802

                (iii) Sole Dispositive Power         94,500

                (iv) Shared Dispositive Power     5,417,802

                Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Mid Pines with siblings who are also general partners, (ii) held by Commonweal Foundation with other Directors of Commonweal Foundation, and (iii) held by Realty with parents and siblings who also have voting stock.

          (c) Schedule of transactions effected in the last sixty days. Not applicable

          (d)   Ownership of more than five percent on behalf of Another Person:

                To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the reporting person's knowledge, other than Stewart and Jane Bainum, the reporting person's parents, and Stewart Bainum, Jr., Roberta Bainum and Barbara Bainum, the reporting person's siblings, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)   Ownership of Less than Five Percent:

                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.
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CUSIP No. 170-380-10-9          13D                      Page 5 of 5


Item 7.   Material to be Filed as Exhibits

          None


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 24, 1997



                         /s/ Bruce Bainum
                       -------------------------------------------
                       Bruce Bainum